Exhibit 99.1

J-Star Holding Names Sam Van as Chief Executive Officer

Taichung City, Taiwan, September 22, 2025 – J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions across a wide range of applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that Sam Van has been named Chief Executive Officer of J-Star, effective October 1. Mr. Van succeeds Jonathan Chiang, who will continue to serve as Chairman of the Board with a focus on driving continued market innovation and key customers.

Mr. Van joins at a pivotal moment for J-Star. Following the Company’s recent initial public offering, the company is optimizing its newly built state-of-the art manufacturing facility in Taiwan, is preparing to expand into the United States with a new production line, R&D center and sales and administrative office, and is launching its own brands of sporting goods and electric bicycles. Under Mr. Van’s leadership, J-Star plans to accelerate its growth both organically and through strategic M&A opportunities.

Mr. Van brings extensive leadership and capital markets expertise, with a career dedicated to helping scale global businesses. During his distinguished career, he has assisted more than 70 companies to complete IPOs and list on the New York Stock Exchange and Nasdaq. He most recently served as the CEO of SRO Partners, an investment firm focused on high growth companies, and previously held senior positions including SVP and Head of Advisory Services for Freedom U.S. Markets, Director of Business Development for the New York Stock Exchange as well as working at FINRA. He currently serves on the boards of Picard Medical Holdings (NYSE: PMI) and Reed’s, Inc (OTCQX: REED).

“Sam is the right leader to guide J-Star into its next chapter as a public company,” said Jonathan Chiang, Chairman of the Board of J-Star. “He is a respected executive with deep experience in global capital markets and a proven ability to help companies achieve scale and unlock growth. Sam understands our culture, values and vision, and I am confident his leadership will enable J-Star to seize new opportunities and deliver meaningful value for our shareholders. Having led the company since inception, I now look forward to supporting J-Star’s continued success in my role as Chairman.”

“As an avid tennis player who has personally used racquets made with J-Star carbon fiber, I am honored to step into the role of CEO,” said Sam Van. “J-Star is an innovative company built on engineering and design excellence and whose products have powered numerous world and Olympic champions. This is a transformative time for the company, and I am excited to partner with Jonathan and our talented team to accelerate growth, strengthen our global footprint, and create long-term value.”

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymaunivers.com to learn more.

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Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risactors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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